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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                                 SEC FILE NUMBER

                                                                 ---------------

                                                                 CUSIP NUMBER

                                                                 ---------------


                           NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K    [_] Form 20-F   [_] Form 11-K   [_] Form 10-Q
             [_] Form N-SAR

For Period Ended:         July 31, 2002
                   ---------------------------

[_] Transition Report on Form 10-K       [_] Transition Report on Form 10-Q
[_] Transition Report on Form 20-K       [_] Transition Report on Form N-SAR
[_] Transition Report on Form 11-K

For the Transition Period Ended:
                                 -----------------------------------------------

  Read attached instruction sheet before preparing form. Please print or type.

  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

  If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                               ---------------------------------

                        Part I -- Registrant Information

Full name of registrant    Procom Technology, Inc.
                        -----------------------------

Former name if applicable

--------------------------------

Address of principal executive office (Street and number)

         58 Discovery
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City, State and Zip Code

     Irvine, California 92618
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                       Part II -- Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due
[X] date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              Part III -- Narrative

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Registrant is continuing its work on the financial statements to be included in its annual report on Form 10-K for the fiscal year ended July 31, 2002 and is continuing to provide information to its auditors in order for them to be able to complete the audit of such financial statements. The Registrant expects to file its annual report on Form 10-K for fiscal 2002 within fifteen (15) calendar days of October 29, 2002.

                          Part IV -- Other Information

     (1) Name and telephone number of person to contact in regard to this notification

    Alex Razmjoo                          (949)                    852-1000
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      (Name)                           (Area code)            (Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                [X] Yes   [_] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                [X] Yes   [_] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant anticipates that its net sales for the fourth quarter of fiscal 2002 will be significantly less than its net sales for the fourth quarter of fiscal 2001 and that its net loss for the


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fourth quarter of fiscal 2002 will be significantly greater than the net loss for the fourth quarter of fiscal 2001. The Registrant's net sales and net loss for the fourth quarter of fiscal 2001 were $8.9 million and $9.4 million, respectively.


                             Procom Technology, Inc.
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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 30, 2002                   By   /s/ Alex Razmjoo
      ----------------                      -------------------------
                                            Alex Razmjoo,
                                            Chief Executive Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


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                                    ATTENTION
        INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                   CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
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